

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 6, 2009

Mr. Guillermo Sabater
Chief Financial Officer
Sovereign Bancorp Inc.
75 State Street
Boston, Massachusetts 02109

      Re: Sovereign Bancorp Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 17, 2009
             File No. 1-16581

Dear Mr. Sabater,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                 Sincerely,

                 Angela Connell
                 Reviewing Accountant